UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On January 12, 2010, NTS Mortgage Income Fund (the "Fund") received a Final Order entered December 31, 2009 in the quiet title action styled NTS/Virginia Development Company, et. al., v. Goodwin Brothers, et. al., Civil Action No. CL07-72 in the Circuit Court for the County of Spotsylvania, Virginia, which action was filed on behalf of the Fund's wholly-owned subsidiary, NTS/Virginia Development Company ("NTS/Virginia") to establish record title to 48 acres of real property located within NTS/Virginia's Fawn Lake Development in the name of NTS/Virginia. The Final Order awards judgment to, and confirms that title to the 48 acres is vested in, NTS/Virginia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: /s/ Gregory A. Wells

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: January 13, 2010